# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0,01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001815779
Persons authorized to receive notices and communications: Mikael Opstun Skov &, Petrus Wouter Van Echtelt c/o Hafnia SG, Pte. Ltd. 10 Pasir Panjang Road, #18-01, Singapore, Singapore (U0), 117438, 65 6434 3770; Anthony J. Renzi, Jr., Vedder Price P.C., 1401 New York Avenue NW, Suite 500, Washington, D.C., Washington (WA), 20005, 1 202 312 3336

## Reporting persons
- Hafnia Ltd (CIK 0001815779): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: bank loan (BK), working capital (WC); sole voting power 14,156,061; shared voting power 0; sole dispositive power 14,156,061; shared dispositive power 0; aggregate amount beneficially owned 14,156,061 (13.97% of the class)
  Comment: (1) The percent of class is calculated based on 101,332,707 shares of Class A common stock, par value $0.01 per share (the "Class A Shares"), outstanding as of November 21, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 21, 2025 (the "Form 6-K").

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0,01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU

## Item 2. Identity and Background
Name of person filing:
Hafnia Limited ("Hafnia" or the "Reporting Person").

BW Group Limited ("BW Group") may be deemed to hold a controlling interest in Hafnia but disclaims any beneficial ownership of the Class A Shares beneficially owned by Hafnia and reported herein.

Set forth in Exhibit 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of Hafnia and BW Group, as well as the address, principal business and jurisdiction of organization of BW Group.
Residence or business address: Hafnia: 10 Pasir Panjang Road #18-01, Mapletree Business City, Singapore 117438
Present principal occupation or employment: Hafnia is one of the world's largest operators of chemical and product tankers and provides transportation of oil and oil products to leading international oil companies and national oil companies, major chemical companies, as well as trading and utility companies.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 4 is incorporated by reference herein.

The source of funds for the Class A Shares acquired in the Purchase (as defined in Item 4 below) was the working capital of the Reporting Person and funds drawn down from lines of credit entered into in the ordinary course of business prior to the execution of the SPA.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 11, 2025, Hafnia entered into a sale and purchase agreement dated September 11, 2025 (the "Sale and Purchase Agreement") by and between OCM Njord Holdings S.a r.l. ("OCM Njord" and together with Hafnia, the "Parties"). Pursuant to the Sale and Purchase Agreement, Hafnia has agreed to purchase 14,156,061 Class A Shares of the Issuer (the "Sale Shares") from OCM Njord, at a price of $22.00 per Sale Share, or $311,433,342 in aggregate cash proceeds (the "Purchase"). The closing of the Purchase occurred on December 22, 2025 (the "Closing").

The Purchase was subject to certain closing conditions, including (i) the appointment of a nominee, who is independent of the Parties, selected by OCM Njord in consultation with Hafnia, as both a member and the Chairman of the Issuer's board of directors, which shall include circumstances where such appointments are made conditional upon and/or are expressed to take effect from or immediately after Closing, (ii) that no new material transactions or arrangements concerning the Issuer that are not on arm's-length terms and with a value in excess of $1,000,000.00 or in the event of multiple transactions, an aggregate value in excess of $5,000,000.00, are approved or implemented between the date of the Sale and Purchase Agreement and Closing, (iii) receipt of regulatory approval in Brazil and foreign direct investment authorization in Denmark and (iv) the expiration or early termination of any applicable waiting periods and/or the receipt, approval or clearance by Hafnia under any applicable antitrust law and/or any applicable foreign direct investment law of any jurisdiction and/or pursuant to any other regulatory regime requiring review and approval required by any applicable governmental agency or authority in any jurisdiction. OCM Njord and the Seller Group (as defined In the Sale and Purchase Agreement) also agreed to use all reasonable endeavors, including exercising its voting rights and using any other powers vested in it from time to time in its capacity as a shareholder of the Issuer, to procure that no transaction or arrangement is approved or implemented between the date of the Sale and Purchase Agreement and Closing that would result in a material transfer of value (directly or indirectly) from the Issuer to its shareholders or among the Issuer's shareholders other than for the benefit of Hafnia (excluding dividends, distributions or other returns of value expressly covered by Clauses 2.4 and 2.5 of the Sale and Purchase Agreement). All closing conditions were satisfied or waived as of December 18, 2025.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and which is incorporated by reference herein.

The Reporting Person has acquired and holds the Class A Shares for investment purposes. The Reporting Person believes consolidation is positive for the tanker industry generally and for the shareholders of both Hafnia and the Issuer. The Reporting Person is evaluating potential strategic opportunities involving its investment in the Issuer, including a range of potential options for a combination of the two businesses. As part of its ongoing evaluation of its investment in the Issuer, the Reporting Person anticipates approaching the Issuer's board of directors to discuss its investment in the Issuer and may as part of this process present informal or formal proposals. In this regard, the Reporting Person expects to continuously evaluate (i) the Issuer's business and prospects, including identifying and quantifying synergies from a potential business combination transaction which the Reporting Person believes could be significant, (ii) the relative net asset value of the Reporting Person and the Issuer, (iii) the potential use of the Reporting Person's shares as consideration in a potential business combination transaction, and (iv) any other factors the Reporting Person, from time to time, considers relevant in determining whether, if at all, a business combination transaction will be proposed by the Reporting Person or its affiliates. As part of such evaluation, the Reporting Person, from time to time, also may hold discussions with or make proposals to other shareholders of the Issuer or third parties regarding strategic opportunities with respect to the Issuer.

Additionally, at any time the Reporting Person may, subject to applicable law, acquire additional Class A Shares, or some or all of the Class A Shares it beneficially owns may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment, including its consideration of potential structures for a business combination transaction, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate additional plans or proposals with respect to such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 14,156,061 Class A Shares, representing approximately 13.97 % of the outstanding Class A Shares. The foregoing beneficial ownership percentage is based on a total of 101,332,707 Class A Shares outstanding as disclosed in the Form 6-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 14,156,061 Class A Shares, representing approximately 13.97 % of the outstanding Class A Shares. The foregoing percentage is based on a total of 101,332,707 Class A Shares outstanding as disclosed in the Form 6-K.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, to the best of the Reporting Person's knowledge, there have been no transactions in the Class A Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, except in the case of any Ordinary Course Pre-Closing Distributions (as defined in the SPA), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Directors, Officers and Controlling Persons of Hafnia Limited and of BW Group Limited
Exhibit 2. Sale and Purchase Agreement, dated as of September 11, 2025, by and between OCM Njord Holdings S.a r.l. and Hafnia Limited.

## Signatures
- Hafnia Ltd: /s/ Petrus Wouter Van Echtelt, Petrus Wouter Van Echtelt, Chief Financial Officer (12/22/2025)